                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 2)


                             Gilman & Cicocia, Inc.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                    375908100
                        ---------------------------------
                                 (CUSIP Number)


                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                     Poughkeepsie, NY 12603 with copies to:
                              Merril Mironer, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 10, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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--------------------------                              ------------------------
CUSIP NO. 375908100                                                  Page 2 of 7
--------------------------                              ------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Prime Financial Services, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                                     [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES               0
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH    8      SHARED VOTING POWER
    REPORTING             858,504
     PERSON       --------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          0
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          2,116,261
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,116,261
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                   [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------------                              ------------------------
CUSIP NO. 375908100                                                  Page 3 of 7
--------------------------                              ------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Michael Ryan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                                     [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES                1,741,575
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH      8      SHARED VOTING POWER
  REPORTING               858,504
    PERSON       ---------------------------------------------------------------
      WITH         9      SOLE DISPOSITIVE POWER
                          500,000
                 ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          2,616,261
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,616,261
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES. Excludes 16,200 shares beneficially owned by Mr. Ryan's wife, Carole Enisman. Mr. Ryan does not have the power to vote
          or dispose of these shares.                                       [x]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------------                              ------------------------
CUSIP NO. 375908100                                                  Page 4 of 7
--------------------------                              ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ralph Porpora
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                                      [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF        7      SOLE VOTING POWER
    SHARES                 2,442
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8      SHARED VOTING POWER
  REPORTING                858,504
    PERSON        --------------------------------------------------------------
     WITH           9      SOLE DISPOSITIVE POWER
                           2,442
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           2,118,703
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,118,703
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 hereby amends and supplements the Statement on Schedule 13D and Amendment No.1 thereto (the "Initial Statement") filed by Michael Ryan, Ralph Porpora and Prime Financial Services, Inc., a New York Corporation ("Prime") (Prime and Messrs. Ryan and Popora sometimes being referred to herein collectively as the "Reporting Persons").

Item 3. Source and Amount of Funds or Other Consideration

     On May 10, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, entered into an agreement to purchase 190,000 shares of Common Stock from Kathryn Travis, a director of the Issuer (the "Seller") pursuant to a Stock Purchase and Option Agreement (the "Purchase Agreement"). Upon the closing of this transaction, these shares will be placed in a voting trust (the "Trust") as described below. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 193,071 shares of common stock from the Seller pursuant to a market-based price formula, and the shares underlying this option will be placed in the Trust as well. The funds for this purchase will come from the working capital of Prime Management Corporation. From time to time, Messrs. Ryan and Porpora may make capital contributions to Prime and its subsidiaries; Prime also derives funds from management fees, and returns on investments.

     Michael Ryan will be the trustee of the Trust. Accordingly, he will have the sole power and authority to vote the 383,071 shares of the Issuer held in the Trust for a period of five years, subject to certain restrictions.

Item 4.  Purpose of Transaction

     The following sentence is hereby added to Item 4 of the Initial Statement:

     The Reporting Persons intend to attempt to effect a transition in the management of the Issuer for the purposes of improving the Issuer's operating results. The Reporting Persons hope to achieve this transition without resort to costly adversarial proceedings, and intend to discuss various ways of achieving this transition with the current management and the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock beneficially owned by Prime is 2,116,261 shares, including 40,800 shares owned by Prime Funding Corp, 1,251,004 shares owned by Prime Management Corporation, 474,686 shares which Prime Management Corporation has the right to acquire within 60 days upon the exercise of an option, and 383,071 shares which Prime Management Corporation has the right to acquire pursuant to the Purchase Agreement. Both Prime Funding Corp. and Prime Management Corporation are wholly owned subsidiaries of Prime. The 2,116,261 shares beneficially owned by Prime constitute approximately 23.4% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Michael Ryan is 2,616,261 shares (comprised of the shares beneficially owned by Prime and 500,000 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options), approximately 27.5% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by Mr. Ryan excludes 16,200 shares beneficially owned by Mr. Ryan's wife, Carole Enisman, over which Mr. Ryan has neither voting nor dispositive power.

     The aggregate number of shares of Common Stock beneficially owned by Ralph Popora is 2,118,703 shares (comprised of the shares beneficially owned by Prime and 2,443 shares which the Reporting Person has the right to acquire within 60 days upon the exercise of stock options), approximately 23.4% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     (b) Prime has the sole power to vote and dispose of the ownership of 841,804 shares beneficially owned by it (which includes 40,800 shares owned by Prime Funding Corp and 50,000 shares owned by Prime Management Corporation, both of which are wholly owned subsidiaries of Prime). In their capacities as the only two shareholders of Prime, Messrs. Ryan and Porpora may be deemed to have shared voting and dispositive control over the shares beneficially owned by Prime. Pursuant to a Voting Trust Agreement dated May 1, 2002, Michael Ryan has the sole power and authority to vote an additional 874,686 shares of common stock, of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions. In addition, once the Trust described in Item 3 above is created, Mr. Ryan will have the sole power and authority to vote an additional 383,071 shares, of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions.

     (c) On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia, Chairman of the board of directors of the Issuer.

     On May 1, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 400,000 shares of Common Stock from James Ciocia, chairman of the board of directors of the Issuer. These 400,000 shares were placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from Mr. Ciocia pursuant to a market-based price formula, and the shares underlying this option were placed in the voting trust as well.

     On May 10, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, entered into an agreement to purchase 190,000 shares of Common Stock from the Seller pursuant to the Purchase Agreement. Upon the closing of this transaction, these shares will be placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 193,071 shares of common stock from the Seller pursuant to a market-based price formula, and the shares underlying this option will be placed in the Trust as well.

     (d) N/A

     (e) N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        1. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

        2. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee.

        3. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1.  Joint Filing Agreement. (Previously filed.)

         Exhibit 2. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers. (Previously filed.)

         Exhibit 3. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee. (Previously filed.)

         Exhibit 4. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller.

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  May 10, 2002                        /s/ Michael Ryan, President
                                           -----------------------------------
                                           Prime Financial Services, Inc.



                                           /s/ Ralph Porpora
                                           -----------------------------------
                                           Ralph Porpora



                                           /s/ Michael Ryan
                                           -----------------------------------
                                           Michael Ryan